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MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW

     A.C.L.N. Limited is an international marine logistics and trading company focusing on the personal automobile and light truck markets. In 1999, the Company began a strategic initiative to expand geographically and diversify its mix of business. Prior to 1999, the Company operated a "freight collect" service from Antwerp, Belgium to five ports located in North and West Africa and the Middle East. Freight collect is a term used by the Company to describe the practice whereby the customer pays the shipping and associated charges upon receipt of the vehicle. Starting in 1999 through September 2000, the Company added additional ports of origination in Northern Europe and the United States and additional ports of destination in North and West Africa. In 2000, the Company began to utilize a Company-owned vessel, and expanded its automobile trading activities to include the acquisition of closed-out model automobiles at a discount for resale against orders from automobile agents and trading companies in North and West Africa at prices which reflect a profit margin plus transportation and associated charges.

     Prior to the first quarter of 2000, all vehicle shipments by the Company were done on a freight collect basis. In 2000, the Company began the phasing out of its freight collect system in favor of pre-paid freight. With pre-paid freight, the consumer pays the agent for the shipping when purchasing the automobile. All payments must be made in hard currency. The agent then passes these funds to the Company less a commission, pre-arranged by the Company. The Company expects that more than 90% of its vehicle shipments in 2000 will be billed as pre-paid freight.


RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

     SALES. Sales increased by $22,147,780 or approximately 78.7%, to
$50,304,180 for the three months ended September 30, 2000, as compared to $28,156,400 for the three months ended September 30, 1999. Such increase was primarily attributable to the expansion of the Company's activities into the area of automobile sales in addition to the operation of liner services for the transport of automobiles. Automobile sales were US$22,670,000 and sales from the operation of liner services were US$27,634,180 for the three months ended September 30, 2000 as compared with US$ nil and US$28,156,400 respectively for the three month period September 30, 1999. Sales from the operation of liner services decreased during the period when compared with the corresponding period in 1999 following the decision of the Company to expand its activities into the area of automobile sales where profit margins are higher. However, the implementation of this new policy whereby the Company acquires automobiles for resale against outstanding purchase orders resulted in higher revenue in total.
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     During the period the company's vessel required significant engine repairs.
The cost of engine repairs as well as the effect of the vessel's inactivity were covered by insurance and as a result there was no material impact on the company's results of operations during the period.

     COST OF SALES. Cost of automobile sales for the three months ended September 30, 2000 was $15,808,000, representing approximately 69.7% of sales during such period, as compared to $nil, during the three months ended September 30, 1999. Cost of liner services for the three months ended September 30, 2000 was $20,203,599 representing approximately 73.1% of sales during such period, as compared to $20,310,308 representing 72.1% of sales during the three months ended September 30, 1999. The change in the Company's emphasis on automobile sales and away from the freight collect liner service was attributable to higher margins in the acquisition of closed-out models of automobiles and the decrease of the destination port agent commission as a cost to the Company in connection with the shipments to purchasers who pre-paid. The main reason for the decrease in cost of sales as a percentage of revenue for liner services during the three month period ended September 30, 2000 as compared with the three month period ended September 30, 1999 was the aforementioned decrease of the destination port agent commission. However, given the Company's limited experience with these changes, no assurance can be given that the high margin achieved during the three months ended September 30, 2000 will be achieved in subsequent fiscal quarters or for the full fiscal year.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by $272,175, or approximately 22.2%, to $1,498,969 during the three months ended September 30, 2000, as compared to $1,226,794 for the three months ended September 30, 1999, but decreased as a percentage of sales from 4.4% for the three months ended September 30, 1999, to 3.0% for the three months ended September 30, 2000. The increase in selling, general and administrative expenses is primarily the result of increased activity. The decrease in such expenses as a percentage of sales during the period is attributable to the effect of various efficiencies achieved by the Company.

     NET INCOME. Income from operations increased by $6,174,314 or 93.3%, to $12,793,612 for the three months ended September 30, 2000, as compared to $6,619,298 for the three months ended September 30, 1999. Income from operations as a percentage of sales increased to 25.4% of sales for the three months ended September 30, 2000, as compared to 23.5% of sales for the three months ended September 30, 1999. The provision for income taxes of $644,571 for the three months ended September 30, 2000 and $349,972 for the three months ended September 30, 1999, reflect effective tax rates of 4.9 % and 5.3%, respectively, and did not have a material impact on the increase in income between the two comparative periods.

     NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999
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     SALES. Sales increased by $46,411,528 or approximately 64.2%, to
$118,743,348 for the nine months ended September 30, 2000, as compared to $72,331,820 for the nine months ended September 30, 1999. Such increase was primarily attributable to the expansion of the Company's activities into the area of automobile sales in addition to the operation of liner services for the transport of automobiles. Automobile sales were US$62,870,000 and sales from the operation of liner services were US$55,873,348 for the nine months ended September 30, 2000 as compared with US$ nil and US$72,331,820 respectively for the nine month period ended September 30, 1999. Sales from the operation of liner services decreased during the period when compared with the corresponding period in 1999 following the decision of the Company to expand its activities into the area of automobile sales where profit margins are higher. However, the implementation of this new policy whereby the Company acquires automobiles for resale against outstanding purchase orders resulted in higher revenue in total.

     During the period the company's vessel required significant engine repairs. The cost of engine repairs as well as the effect of the vessel's inactivity were covered by insurance and as a result there was no material impact on the company's results of operations during the period.

     COST OF SALES. Cost of automobile sales for the nine months ended September 30, 2000 was $43,888,000, representing approximately 69.8% of sales during such period, as compared to $nil, during the nine months ended September 30, 1999. Cost of liner services for the nine months ended September 30, 2000 was $38,297,621 representing approximately 68.5% of sales during such period, as compared to $52,368,974 representing 72.4 of sales during the nine months ended September 30, 1999. The change in the Company's emphasis on automobile sales and away from the freight collect liner service was attributable to higher margins in the acquisition of closed-out models of automobiles and the decrease of the destination port agent commission as a cost to the Company in connection with the shipments to purchasers who pre-paid. The main reason for the decrease in cost of sales as a percentage of revenue for liner services during the nine month period ended September 30, 2000 as compared with the nine month period ended September 30, 1999 was the aforementioned decrease of the destination port agent commission. However, given the Company's limited experience with these changes, no assurance can be given that the high margin achieved during the first nine months of 2000 will be achieved in subsequent fiscal quarters or for the full fiscal year.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by $328,280, or approximately 10.1%, to $3,565,948 during the nine months ended September 30, 2000, as compared to $3,237,668 for the nine months ended September 30, 1999, and decreased as a percentage of sales from 4.5% for the nine months ended September 30, 1999, to 3.0% for the nine months ended September 30, 2000. The increase in selling, general and administrative expenses is primarily the result of increased activity. The decrease in such expenses as a percentage of sales during the period is attributable to the effect of various efficiencies achieved by the Company.
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     NET INCOME. Income from operations increased by $16,266,601 or 97.3%, to
$32,991,779 for the nine months ended September 30, 2000, as compared to $16,725,178 for the nine months ended September 30, 1999. Income from operations as a percentage of sales increased to 27.8% of sales for the nine months ended September 30, 2000, as compared to 23.1% of sales for the nine months ended September 30, 1999. The provision for income taxes of $1,683,172 for the nine months ended September 30, 2000 and $826,161 for the nine months ended September 30, 1999, reflect effective tax rates of 5.0 % and 5.5%, respectively, and did not have a material impact on the increase in income between the two comparative periods.


LIQUIDITY AND CAPITAL RESOURCES

     The Company had working capital of approximately $76.3 million at December 31, 1999 and $92.8 at September 30, 2000.


CREDIT RISKS

     The Company had previously shipped vehicles exclusively on a freight collect basis. During the first six months of 2000, all vehicle shipments were billed on a pre-paid basis. The Company still anticipates utilizing freight collect on some shipments, but expects freight collect shipments to make up less than 10% of all shipments for the full year. Under the freight collect system, the related accounts receivable are collected on behalf of the Company by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the related credit risk from individual customers is considered minimal. The shipping agents deposit the funds on behalf of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal on the Company's balance sheet. The funds are transferred to the Company's bank account at the completion of processing by the central banking system in accordance with local currency exchange regulations. On average, this process takes a period of three to four months.

     In the first nine months of 2000, all freight shipments were paid to the Company in advance of the shipments. The related shipping fees at the destination port, which, under the freight collect system, pass through the Company as revenue and a matching expense, are paid directly by the customer as needed with pre-paid freight. The Company's revenues accordingly from pre-paid freight do not need to pass through the central banking systems of the destination nations. The Cash Restricted as to Withdrawal of $19,060,822 as of September 30, 2000 reflects the amount the Company is owed from shipments in 1999.


OPERATING ACTIVITIES
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     For the nine months ended September 30, 2000, net cash provided by operating activities was $47,021,072 and net income was $31,932,982. The primary changes in the Company's operating activities from December 31, 1999 to September 30, 2000 were (A) (i) an increase in accounts receivable of $33,701,396, or 1,303.7%, to $36,102,260 as of September 30, 2000, as compared to $2,400,864 as of December 31, 1999; and (iii) an increase in deferred expenses to $428,812 as of September 30, 2000 versus $261,762 as of December 31, 1999; offset in part by (B) (i) a decrease in Cash Restricted as to Withdrawal of $44,569,295, or 70.0%, to $19,060,822 as of September 30, 2000, as compared to $63,630,117 as of December 31, 1999; (ii) an increase in accounts payable of $2,734,087, or 2,091.0%, to $3,618,628 as of September 30, 2000, as compared to
$884,541 as of December 31, 1999; and (iii) an increase in income taxes payable of $1,511,459, or 50,2%, to $4,524,074 as of September 30, 2000 as compared to
$3,012,615 as of December 31, 1999.



RECENT ACCOUNTING PRONOUNCEMENTS

     During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date by the Company of January 1, 2000. During the second quarter of 1999, the FASB postponed the adoption date of SFAS No. 133 until January 1, 2001. The FASB further amended SFAS No. 133 in September 2000. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company does not expect the adoption of this statement to have a significant impact on the Company's results of operations, financial position or cash flows.

In 1999, the SEC issued Staff Accounting Bulletin No. 101 dealing with revenue recognition, which is effective in the fourth quarter of 2000. The Company does not expect its adoption to have a material effect on its financial statements.


YEAR 2000 ISSUE
Through the nine months ended September 30, 2000, the Company has not experienced any Year 2000 problems, either internally or from outside sources. The Company has no reason to believe that Year 2000 failures will have a material effect in the future. However since it may take some additional time before it is known whether the Company or third party suppliers, vendors or customers may have undergone Year 2000 related problems, no assurances can be given that we will not experience losses or disruptions due to Year 2000 computer-related problems. The Company will continue to monitor the operation of its computer-based systems for Year 2000 problems.